UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Reading International, Inc.
(Name of Issuer)

 (Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

Estate of James J. Cotter, Sr.
Margaret Cotter
Ellen Cotter
6100 Center Drive
Suite 900
Los Angeles, CA 90045
(213) 235-2240
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Estate of James J. Cotter, Sr., Deceased

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 427,808*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 427,808*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,808*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)
26.8%* based upon 1,495,490 shares of Class B Voting Common Stock, $0.01 par value per share, outstanding as of November 12, 2014 (as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014)

14.	Type of Reporting Person (See Instructions) OO – Estate

* Includes currently exercisable options to acquire an additional 100,000 shares of Class B voting common stock of the Issuer. Prior to his death on September 13, 2014, Mr. James J. Cotter, Sr. also held an additional 696,080 shares of Class B voting common stock through the James J. Cotter Living Trust. The James J. Cotter Living Trust was revocable by Mr. James J. Cotter, Sr. during his lifetime, but became irrevocable upon his death. See Item 5.

CUSIP No. 755408200
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Margaret Cotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,100~
	8.	Shared Voting Power †
	9.	Sole Dispositive Power 35,100~
	10.	Shared Dispositive Power †
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,100~†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒†
13.
Percent of Class Represented by Amount in Row (11)
2.3%~† based upon 1,495,490 shares of Class B Voting Common Stock, $0.01 par value per share, outstanding as of November 12, 2014 (as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014)

14.	Type of Reporting Person (See Instructions) IN

~	Consists of shares subject to stock options. See Item 5.
†	Excludes 427,808 shares of Class B voting common stock directly beneficially owned by the Estate of James J. Cotter, Sr. and 696,080 shares of Class B voting common stock directly beneficially owned by the James J. Cotter Living Trust. See Item 5.

CUSIP No. 755408200
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Ellen Cotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000‡
	8.	Shared Voting Power §
	9.	Sole Dispositive Power 50,000 ‡
	10.	Shared Dispositive Power §
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000‡§
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒§
13.
Percent of Class Represented by Amount in Row (11)
3.2%‡§ based upon 1,495,490 shares of Class B Voting Common Stock, $0.01 par value per share, outstanding as of November 12, 2014 (as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014)

14.	Type of Reporting Person (See Instructions) IN

‡	Consists of shares subject to stock options. See Item 5.
§	Excludes 427,808 shares of Class B voting common stock directly beneficially owned by the Estate of James J. Cotter, Sr. and 696,080 shares of Class B voting common stock directly beneficially owned by the James J. Cotter Living Trust. See Item 5.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and supplemented to read as follows:

This Amendment No. 1 is being filed by the Estate of James J. Cotter, Sr. (the “Estate”), Ms. Ellen Cotter and Ms. Margaret Cotter (each, the “Reporting Person” and, collectively, the “Reporting Persons”) with respect to the Class B voting common stock, $0.01 par value per share (the “Voting Stock”), of Reading International, Inc., a Nevada Corporation (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D (the “Initial Schedule 13D”) filed on September 24, 2014 (together with this Amendment No. 1, this “Schedule 13D/A”). Except as specifically amended by this Amendment No. 1, the Initial Schedule 13D remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented by adding the following information:

The Estate is governed by the laws of the State of Nevada. James J. Cotter, Sr. passed away on September 13, 2014. Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014. Ms. Ellen Cotter and Ms. Margaret Cotter, as the co-executors of the Estate, may be deemed to share voting and investment power over 427,808 shares of the Voting Stock directly beneficially owned by the Estate.

The Estate is the estate of a decedent who was a resident of Clark County, Nevada at the time of his death and is being administered in the State of Nevada. The principal business office address of the Estate is c/o Reading International, Inc., 189 Second Avenue, New York, New York 10003. After a necessary period of administration, all of the shares of the Voting Stock held by the Estate will be transferred to the James J. Cotter Living Trust (the “Trust”).

Ms. Ellen Cotter and Ms. Margaret Cotter, daughters of Mr. James J. Cotter, Sr., serve as co-executors of the Estate and as co-trustees of the Trust. See Item 5.

The Reporting Persons have entered into a joint filing agreement, dated as of January 9, 2015, a copy of which is attached hereto as Exhibit 99.1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

The Estate acquired 427,808 shares of Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of Voting Stock) previously owned by Mr. James J. Cotter, Sr. under the laws of succession in the State of Nevada and pursuant to the terms of the Last Will and Testament, dated June 5, 2013, of Mr. James J. Cotter, Sr. Mr. James J. Cotter, Sr. passed away on September 13, 2014, and Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

Items (a), (b), (e), (h) and (i). The Estate acquired 427,808 shares of Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of Voting Stock) following the death of Mr. James J. Cotter, Sr. on September 13, 2014. Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014. As co-executors of the Estate, Ms. Ellen Cotter and Ms. Margaret Cotter may be deemed to share indirect beneficial ownership of 427,808 shares of Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of Voting Stock) directly beneficially owned by the Estate.

In addition, Ms. Ellen Cotter and Ms. Margaret Cotter may be deemed to share indirect beneficial ownership of 696,080 shares of the Voting Stock directly beneficially owned by the Trust. Such shares of the Voting Stock were deemed to have been owned by Mr. James J. Cotter, Sr. through the Trust during his lifetime and, upon Mr. James J. Cotter, Sr.’s death and the Trust’s conversion into an irrevocable trust, are now deemed to be directly beneficially owned directly by the Trust, of which Ms. Ellen Cotter and Ms. Margaret Cotter serve as co-trustees. The shares of the Voting Stock directly beneficially owned by the Trust (including the shares of the Voting Stock which are currently held by the Estate but will be transferred to the Trust after a reasonable period of administration) will be held in further trust for the benefit of the descendants of Mr. James J. Cotter, Sr., and such shares will be held for investment purposes and the co-trustees are directed by the Trust documentation to retain such shares for as long as possible and are relieved from any obligation to diversify the Trust’s investments.

The co-executors of the Estate and the co-trustees of the Trust consider their family’s holdings in the Company to be a long-term family asset and intend to continue the Company in the direction established by their father, Mr. James J. Cotter, Sr. The Reporting Persons also currently intend to hold any shares of the Voting Stock directly beneficially owned by them for investment purposes.

Items (c), (d), (f), (g) and (j). Each of Ms. Ellen Cotter and Ms. Margaret Cotter have been in the past and will be in the future involved on behalf of the Company in their respective capacities as senior executive officers and directors of the Company, as applicable, in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D. In light of their responsibilities to the Company, the Reporting Persons do not anticipate making any disclosures in connection with their participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Estate directly beneficially owns 427,808 shares of the Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of the Voting Stock), representing 26.8% of outstanding Voting Stock of the Issuer. Because Ms. Ellen Cotter and Ms. Margaret Cotter serve as co-executors of the Estate, they may be deemed to share indirect beneficial ownership of such 427,808 shares of the Voting Stock directly beneficially owned by the Estate. As mentioned in Item 2 and Item 4, all of the Voting Stock held by the Estate will be transferred to the Trust after a necessary period of administration.

Because Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the Trust, each of them may be deemed to share indirect beneficial ownership of 696,080 shares of the Voting Stock directly beneficially owned by the Trust, representing 46.6% of outstanding Voting Common Stock of the Issuer. As mentioned in Item 4, the shares of the Voting Stock directly beneficially owned by the Trust (including the shares of the Voting Stock which are currently held by the Estate but will be transferred to the Trust after a reasonable period of administration) will be held in further trust for the benefit of the descendants of Mr. James J. Cotter, Sr.

As of the date hereof, Ms. Ellen Cotter directly beneficially owns 50,000 shares of the Voting Stock subject to stock options, representing 3.2% of outstanding Voting Stock of the Issuer; and Ms. Margaret Cotter directly beneficially owns 35,100 shares of the Voting Stock subject to stock options, representing 2.3% of outstanding Voting Stock of the Issuer.

As of the date hereof, the Estate also directly beneficially owns 247,620 shares of class A non-voting stock, $0.01 par value per share (the “Non-Voting Stock”), representing 1.1% of outstanding Non-Voting Stock of the Issuer.

As of the date hereof, the Trust also directly beneficially owns 1,897,649 shares of the Non-Voting Stock, representing 8.7% of outstanding Non-Voting Stock of the Issuer.

As of the date hereof, Ms. Ellen Cotter also directly beneficially owns 857,165 shares of the Non-Voting Stock (which amount also includes currently exercisable options to acquire an additional 20,000 shares of the Non-Voting Stock), representing 3.9% of outstanding Non-Voting Stock of the Issuer, and Ms. Margaret Cotter also directly beneficially owns 845,100 shares of the Non-Voting Stock (which amount also includes currently exercisable options to acquire an additional 27,500 shares of the Non-Voting Stock), representing 3.9% of outstanding Non-Voting Stock of the Issuer. Ms. Margaret Cotter also serves as a co-trustee of a trust for Mr. James J. Cotter, Sr.’s grandchildren, which holds 289,390 shares of the Non-Voting Stock, representing 1.3% of outstanding Non-Voting Stock of the Issuer. Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of outstanding Non-Voting Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the Voting Stock of the Issuer reported on this Schedule 13D/A, except to the extent of such Reporting Person’s respective pecuniary interest therein.

The percentages reported in this Item 5 are based upon 21,885,238 shares of Non-Voting Stock and 1,495,490 shares of the Voting Stock outstanding as of November 12, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

(b)      See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons.

(c)      Except as described herein, none of the Reporting Persons has acquired or disposed of any shares of the Voting Stock of the Issuer during the past 60 days.

(d)      No persons other than the co-executors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares to which this Schedule 13D/A relates.

(e)      Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of January 9, 2015, among the Estate of James J. Cotter, Sr., Ellen Cotter and Margaret Cotter

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015

ESTATE OF JAMES J. COTTER, SR.

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Executor

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Executor

MARGARET COTTER

By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

By:	/s/ Ellen Cotter
Name: Ellen Cotter